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                                                                       Exhibit 8



                                                                    INVESTOR
                                            MEDIA:                   RELATIONS:
Immediate                                   Tom Kline               Randy Woods
                                            (312) 861-6100       (312) 861-6160

                                            Pat Brozowski
                                            (312) 861-6104


FMC Proposes To Acquire Advanced Machine Vision Corporation

CHICAGO, February 4, 2000--FMC Corporation [NYSE: FMC] today announced that it has proposed to acquire Advanced Machine Vision Corporation [NASDAQ: AMVC] for $1.75 per share in cash or an aggregate of approximately $27 million. The proposal was made earlier today to the Advanced Machine Vision Corporation Board of Directors.

     According to Charles H. Cannon, FMC vice president, and general manager of FMC FoodTech: "We believe this transaction makes great sense from the standpoint of both companies. For FMC FoodTech, optical sorting technology complements our food safety and solutions strategy. In addition, our global sales and service capability can strengthen AMVC's market access. For Advanced Machine Vision Corporation, we believe its shareholders will be provided with a full and fair price and its employees and customers will be given an opportunity for enhanced growth and stability."

     FMC Corporation holds Series B Preferred Stock of Advanced Machine Vision Corporation. Under the terms of that preferred stock, FMC Corporation's approval is required for certain matters, including any merger, sales of control or sale of substantially all of Advanced Machine Vision Corporation's assets.

     Advanced Machine Vision Corporation designs, develops, manufactures and markets machine vision systems that improve quality, enhance yield, reduce production costs and increase throughput in a variety of markets and applications.


                                     -more-
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Page Two/FMC proposes to acquire Advanced Machine Vision Corporation


     FMC Corporation is one of the world's leading producers of chemicals and machinery for industry and agriculture. FMC employs approximately 16,000 people at more than 100 manufacturing facilities and mines in 25 countries. The company divides its businesses into five segments: Energy Systems, Food and Transportation Systems, Agricultural Products, Specialty Chemicals, and Industrial Chemicals.

     Safe Harbor Statement under the Private Securities Act of 1995: Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning specific factors in FMC's Form 10-K report and other SEC filings. There can be no assurance that any transaction will be approved or completed. Such information contained herein represents FMC management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal obligation to the contrary.


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